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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 1 of 12
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)
                            COMMUNITY FINANCIAL CORP.
                                (Name of Issuer)
                                  COMMON STOCK
                         (Title of Class of Securities)

                                   20364V-10-9
                                 (CUSIP Number)
                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 2 of 12
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    1    Names of Reporting Persons. IRS Identification Nos. of above persons
         (entities only).
         Stilwell Value Partners III, L.P.
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [X]
         (b)
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds (See Instructions)  WC, OO
--------------------------------------------------------------------------------
    5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      [  ]
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
  Number of    |  7  |   SOLE VOTING POWER                       0
   Shares      |     |
Beneficially   |     |                                           200,000
  Owned by     |  8  |   SHARED VOTING POWER
   Each        |     |
 Reporting     |  9  |   SOLE DISPOSITIVE POWER                  0
Person With    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                200,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          200,000
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   12     Check If the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)      [  ]
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   13     Percent of Class Represented by Amount in Row (11):
          9.3%
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   14     Type of Reporting Person (See Instructions)
          PN
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 3 of 12
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    1    Names of Reporting Persons. IRS Identification Nos. of above persons
         (entities only).
         Stilwell Associates, L.P.
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [X]
         (b)
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds (See Instructions)  WC, OO
--------------------------------------------------------------------------------
    5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      [  ]
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
  Number of    |  7  |   SOLE VOTING POWER                       0
   Shares      |     |
Beneficially   |     |                                           200,000
  Owned by     |  8  |   SHARED VOTING POWER
   Each        |     |
 Reporting     |  9  |   SOLE DISPOSITIVE POWER                  0
Person With    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                200,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          200,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)      [  ]
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   13     Percent of Class Represented by Amount in Row (11):
          9.3%
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   14     Type of Reporting Person (See Instructions)
          PN
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 4 of 12
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    1    Names of Reporting Persons. IRS Identification Nos. of above persons
         (entities only).
         Stilwell Value LLC
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [X]
         (b)
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds (See Instructions)  WC, OO
--------------------------------------------------------------------------------
    5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      [  ]
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                Delaware
--------------------------------------------------------------------------------
  Number of    |  7  |   SOLE VOTING POWER                       0
   Shares      |     |
Beneficially   |     |                                           200,000
  Owned by     |  8  |   SHARED VOTING POWER
   Each        |     |
 Reporting     |  9  |   SOLE DISPOSITIVE POWER                  0
Person With    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                200,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          200,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)      [  ]
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):
          9.3%
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   14     Type of Reporting Person (See Instructions)
          OO
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 5 of 12
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    1    Names of Reporting Persons. IRS Identification Nos. of above persons
         (entities only).
         Joseph Stilwell
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [X]
         (b)
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    Source of Funds (See Instructions)  PF, OO
--------------------------------------------------------------------------------
    5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)      [  ]
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization                United States
--------------------------------------------------------------------------------
  Number of    |  7  |   SOLE VOTING POWER                       0
   Shares      |     |
Beneficially   |     |                                           200,000
  Owned by     |  8  |   SHARED VOTING POWER
   Each        |     |
 Reporting     |  9  |   SOLE DISPOSITIVE POWER                  0
Person With    |     |
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                200,000
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          200,000
------------------------------------------------------------------------------
   12     Check If the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)      [  ]
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):
          9.3%
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   14     Type of Reporting Person (See Instructions)
          IN
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 6 of 12
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Item 1.   Security and Issuer

          This is Amendment No. 3 to the Schedule 13D filed on January 4, 2001 ("Original 13D"), and to Amendment No. 1 to the Original 13D filed on January 29, 2001 ("Amendment No.1"), and to Amendment No. 2 to the Original 13D filed on February 28, 2001 ("Amendment No.2"), by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, and general partner of Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Community Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 240 E. Chestnut Street, Olney, Illinois 62450-2295. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners III, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners III; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 7 of 12
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Item 3.   Source and Amount of Funds or Other Consideration

         The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in their Original 13D and Amendments. Since the filing of Amendment No. 2 to the Original 13D, no members of the Group have made any additional purchases of Common Stock of the Issuer.

Item 4.   Purpose of Transaction

         The Group acquired shares of Common Stock of the Issuer for investment purposes after the Issuer announced the signing of definitive agreements for the sale of two of its four subsidiary banks and its continued pursuit of the sale of one or more of its remaining subsidiary banks. On January 25, 2001, the Issuer announced the signing of a definitive agreement with First Mid-Illinois Bank & Trust, N.A. for the sale of its subsidiary American Bank of Illinois. The Group then reported that it intended to nominate alternate candidates to the Issuer's Board of Directors and to solicit proxies from other shareholders for this purpose if the Issuer did not enter into a final sale of its remaining subsidiary bank before the annual meeting. On March 8, 2001, members of the Group confirmed in writing that it was requesting the Issuer to invite a nominee of the Group to join the Board. A copy of this letter is attached as Exhibit 3. On March 27, 2001, members of the Group wrote to the Issuer confirming that the Issuer had agreed to meet with the Group's nominee during the week of April 2, 2001. A copy of this letter is attached as Exhibit 4. On March 30, 2001, the Issuer announced it entered into an agreement to be merged with First Financial Corporation for cash estimated at $15.00 per share, subject to further agreements and regulatory and shareholder approval. The Group has accomplished its purpose of maximizing shareholder value, and has determined that it will not presently seek representation on the Board or solicit proxies for use at the annual meeting.

         Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,147,470, reported as the number of outstanding shares as of March 16, 2001, on a Form 10-KSB dated April 2, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners III

         (a)  Aggregate number of shares beneficially owned: 200,000
              Percentage: 9.3%

         (b)      1.  Sole power to vote or to direct vote: 0
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 8 of 12
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                  2.  Shared power to vote or to direct vote: 200,000
                  3.  Sole power to dispose or to direct the disposition: 0
                  4.  Shared power to dispose or to direct disposition: 200,000

         (c) Stilwell Value Partners III has not made any purchases of Common Stock since the date of the filing of Amendment No. 2 to the Original 13D on February 28, 2001.

         (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)      Stilwell Associates

         (a)  Aggregate number of shares beneficially owned: 200,000
              Percentage: 9.3%

         (b)      1.  Sole power to vote or to direct vote: 0
                  2.  Shared power to vote or to direct vote: 200,000
                  3.  Sole power to dispose or to direct the disposition: 0
                  4.  Shared power to dispose or to direct disposition: 200,000

         (c) Stilwell Associates has not made any purchases of Common Stock since the date of the filing of Amendment No. 2 to the Original 13D on February 28, 2001.

         (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)      Stilwell Value LLC

         (a) Aggregate number of shares beneficially owned: 200,000
             Percentage: 9.3%

         (b)      1.  Sole power to vote or to direct vote: 0
                  2.  Shared power to vote or to direct vote: 200,000
                  3.  Sole power to dispose or to direct the disposition: 0
                  4.  Shared power to dispose or to direct disposition: 200,000

         (c)  Stilwell Value LLC has made no purchases of Common Stock.

         (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III. Therefore,
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CUSIP No. 20364V-10-9               SCHEDULE 13D               Page 9 of 12
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Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III.

(D)      Mr. Joseph Stilwell

         (a)  Aggregate number of shares beneficially owned: 200,000
              Percentage: 9.3%

         (b)      1.  Sole power to vote or to direct vote: 0
                  2.  Shared power to vote or to direct vote: 200,000
                  3.  Sole power to dispose or to direct the disposition: 0
                  4.  Shared power to dispose or to direct disposition: 200,000

         (c) Joseph Stilwell has not made any purchases of Common Stock since the date of the filing of Amendment No. 2 to the Original 13D on February 28, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

        Exhibit No.   Description
        -----------   -----------
           1          Joint Filing Agreement*
           2          Letter to Issuer from Stilwell Associates, L.P., dated
                      February 27, 2001**
           3          Letter to Issuer from Stilwell Associates, L.P., dated
                      March 8, 2001
           4          Letter to Issuer from Stilwell Associates, L.P., dated
                      March 27, 2001

           * Previously filed on January 4, 2001
           * Previously filed on February 28, 2001
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CUSIP No. 20364V-10-9               SCHEDULE 13D              Page 10 of 12
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2001

                                             STILWELL VALUE PARTNERS III, L.P.

                                             /s/ Joseph Stilwell
                                             ----------------------------------
                                             By: STILWELL VALUE LLC
                                                 General Partner

                                             /s/ Joseph Stilwell
                                             ----------------------------------
                                             By: Joseph Stilwell
                                                 Managing and Sole Member

                                             STILWELL ASSOCIATES, L.P.

                                             /s/ Joseph Stilwell
                                             ----------------------------------
                                             By: Joseph Stilwell
                                                 General Partner

                                             STILWELL VALUE LLC

                                             /s/ Joseph Stilwell
                                             ----------------------------------
                                             By: Joseph Stilwell
                                                 Managing and Sole Member

                                             JOSEPH STILWELL

                                             /s/ Joseph Stilwell
                                             ----------------------------------
                                             Joseph Stilwell